Mail Stop 3561

February 24, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Michael D. Stern
Chief Executive Officer and Chief Financial Officer
Kreisler Manufacturing Corp.
180 Van Riper Avenue
Elmwood Park, NJ 07407

> **Re:** **Kreisler Manufacturing Corp.**
> **Form 10-K for the year ended June 30, 2008**
> **Filed September 29, 2008**
> **File No. 0-04036**

Dear Mr. Stern:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Liquidity and Capital Resources – UTC MOU, page 17

Note A – Revenue Recognition, page 27

1. From Note A in the consolidated financial statements, we note that beginning on January 1, 2008 you began recognizing into net sales amounts from deferred sales associated with the advance payments provided by United Technologies Corp ("UTC") and to be applied against future deliveries of F119 engine components under terms of the Memorandum of Understanding ("MOU"). In this regard, as of the fiscal year ended June 30, 2008, we note you had received $1.5 million of the total $2 million of advance payments to be provided by UTC and you recognized $740,000 into net sales.

   From your disclosure in the last sentence in the UTC MOU section on page 17, it appears that your revenue recognition policy that recognized some amounts of the advanced payments into net sales beginning on January 1, 2008 resulted from the MOU becoming binding on both parties since a long-term agreement had not been entered into by December 31, 2007. As such, it is unclear whether you recognized any of these advance payments as revenues (net sales) before delivery of the F119 engine components. In this regard, it appears that the earnings process is not complete until you deliver the related components and perform the necessary services that UTC is entitled under the MOU. In addition, your disclosure also provides that if you are unable to deliver components to UTC, they will be permitted to recover amounts of the $2 million of advance payment. Although these payments may be refundable under certain conditions, our guidance in Staff Accounting Bulletin 104 (Topic 13.A.3.f) provides that even nonrefundable up-front fees would not be appropriate to recognize as revenues until discrete events occur where one exchanges products delivered or performs services that represent the culmination of a separate earnings process. The guidance in Question 1 in this SAB Topic further provides that advance payments for future products / services performed are essential to the customer receiving the expected benefit of the up-front payment. It is unclear whether amounts of these advance payments were recognized into net sales prior to this criteria outlined in SAB 104. Please consider the guidance in SAB 104 (Topic 13.A.3.f) and revise our consolidated financial statements if revenue recognition was not appropriate under the circumstance.   In the event that the amounts recognized into net sales resulted from the culmination of a separate earnings process through the delivery of F119 engine components without any significant further obligation by you, please clarify and expand note A (Revenue Recognition) to your consolidated financial statements to specifically describe how the earnings process has been met and revenue recognition is appropriate for the advance payments recognized into net sales.   Please advise and revise, accordingly.

Note E – Income Taxes, page 33

2. We note that your international operations have incurred net losses while your U.S operations have generated net earnings in both fiscal years.   In view of the significant variance in operating results between your foreign and domestic activities, we believe that your MD&A would be enhanced to also include a separate section discussing and comparing these geographic areas as you manage your business principally on this manner from your segment information aligned in this way.   Among other disclosures that may be necessary in your MD&A, please describe the reasons, quantified as appropriate, for the significant variance in operating results between your international and U.S. activities.   Your disclosure should also discuss any plans to alleviate the operating losses and generating operating profits for your international activities.   In addition, please also include any material trends, commitments, cash requirements, and liquidity and capital resources conditions that materially impact this foreign geographic area. Please revise accordingly.

Other

3. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the

disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or Joe Foti, Senior Assistant Chief Accountant at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

E. L. Simpson

for Linda Cvrkel

Linda Cvrkel
Branch Chief

Via Fax: Mr. Edward A. Stern
        (201) 791-8015